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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON November 2, 2000
    ------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                   RULE 13E-3
                           TRANSACTION STATEMENT UNDER
            (SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              SHAW INDUSTRIES, INC.
                              (NAME OF THE ISSUER)

                              SHAW INDUSTRIES, INC.
                             BERKSHIRE HATHAWAY INC.
                              SII ACQUISITION, INC.
                                 ROBERT E. SHAW
                                 JULIAN D. SAUL
                              WILLIAM C. LUSK, JR.
                                W. NORRIS LITTLE
                                  VANCE D. BELL
                               KENNETH G. JACKSON
                                  GERALD R. EMBRY
                               JULIUS C. SHAW, JR.
                        (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820286 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            BENNIE M. LAUGHTER, ESQ.
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                              DALTON, GEORGIA 30720
                            TELEPHONE (706) 278-3812
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                      ON BEHALF OF PERSON FILING STATEMENT)

                                   COPIES TO:

    ROBERT E. DENHAM, ESQ.                     G. WILLIAM SPEER, ESQ.
  MUNGER, TOLLES & OLSON LLP                  GABRIEL DUMITRESCU, ESQ.
    355 SOUTH GRAND AVENUE             POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
LOS ANGELES, CALIFORNIA 90071                  191 PEACHTREE STREET NE
        (213) 687-3702                             SIXTEENTH FLOOR
                                               ATLANTA, GEORGIA 30303
                                                   (404) 572-6600

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This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through
                  240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the
                  Securities Exchange Act of 1934 (the "Act").

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:    [X]

Check the following box if the filing is a final amendment reporting the results
of the transaction:    [ ]

                            ------------------------
                            CALCULATION OF FILING FEE

                  TRANSACTION VALUE*           AMOUNT OF FILING FEE**
                    $2,399,569,154                 $479,914
                     -------------                  -------

* Calculated solely for the purpose of determining the filing fee. The filing fee was determined based upon the sum of (a) the product of 123,983,208 shares of Shaw common stock and the merger consideration of $19.00 per share in cash and (b) the product of 8,369,173 shares of Shaw common stock subject to outstanding options to purchase Shaw common stock and the difference between $19.00 per share and the exercise price per share of each of such options.

** In accordance with Rule 0-11 under the Act, the filing fee was determined by multiplying the transaction value by 1/50 of one percent.

Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or
schedule and the date of its filing:    [X]

 Amount Previously Paid:   479,914          Filing Party:  Shaw Industries, Inc.
                           ------------                    ---------------------
 Form or Registration No.: Schedule 14A     Date Filed:    November 2, 2000
                           ------------                    ---------------------


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                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission by: (1) Shaw Industries, Inc., a Georgia corporation ("Shaw"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Robert E. Shaw, a director and chairman and Chief Executive Officer of Shaw, together with a limited partnership through which Mr. Shaw holds common stock, (3) Julian D. Saul, a director and President of Shaw, through certain of Mr. Saul's family interests,
(4) Berkshire Hathaway Inc., a Delaware corporation ("Investor"), (5) SII Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Investor ("Merger Sub"), (6) William C. Lusk, Jr., a director of Shaw, (7) W. Norris Little, a director and Vice Chairman of Shaw, through a family limited partnership, (8) Vance D. Bell, Executive Vice President, Operations of Shaw,
(9) Kenneth G. Jackson, Executive Vice President and Chief Financial Officer of Shaw, (10) Gerald Embry, Controller of Shaw, and (10) Julius C. Shaw, Jr., Executive Vice President, Investor Relations of Shaw. This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 19, 2000 by and among Merger Sub, Shaw and Investor, pursuant to which Merger Sub will be merged with and into Shaw, with Shaw as the surviving corporation. Merger Sub was formed by Berkshire Hathaway solely for the purpose of engaging in the merger and related transactions. Merger Sub has entered into a contribution and participation agreement (the "Contribution Agreement") with an investor group which includes Investor, Mr. Shaw and certain of Mr. Shaw's family members and related family interests, Mr. Saul (through certain of his family interests), Mr. Lusk, Mr. Little (through a family limited partnership), Mr. Bell, Mr. Jackson, Mr. Embry, Mr. J.C. Shaw and four other members of Shaw's management. Under the terms of the contribution agreement, members of the investor group will contribute shares of Shaw common stock to Merger Sub in exchange for shares of common stock of Merger Sub. Upon consummation of the Contribution Agreement immediately prior to the completion of the merger, Berkshire Hathaway will own 87.3% of Merger Sub and the other members of the investor group will own the remaining 12.7% of Merger Sub. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will be merged into Shaw, and each outstanding share of Shaw common stock, other than shares held by Investor, Merger Sub or their subsidiaries, and shares for which dissenters' rights are perfected under Georgia law, will be converted into the right to receive $19.00 in cash.

         The terms and conditions of the Merger Agreement are described in the preliminary Proxy Statement of Shaw, being filed with the Securities and Exchange Commission concurrently with the filing of this Transaction Statement. A copy of the Proxy Statement is filed with this Transaction Statement as Exhibit (a), and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

         The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference into this Transaction Statement, and the responses to each item are qualified in their entirety by the applicable provisions of the Proxy Statement.


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ITEM 1.           SUMMARY TERM SHEET

                  The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION

                  This Transaction Statement is being filed by Shaw Industries, Inc. the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with SII Acquisition, Inc., Berkshire Hathaway Inc., Robert D. Shaw, Chairman of the Board and Chief Executive Officer of Shaw, Julian D. Saul, President and director of Shaw, William C. Lusk, Jr., a director of Shaw, W. Norris Little, a director and Vice Chairman of Shaw, Vance D. Bell, Executive Vice President, Operations of Shaw, Kenneth G. Jackson, Executive Vice President a Chief Financial Officer of Shaw, Gerald Embry, Controller of Shaw, and Julius C. Shaw, Jr., Executive Vice President, Investor Relations of Shaw.


(a) The information set forth in the sections entitled "SUMMARY--The Parties;" "PARTIES TO THE MERGER;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(b)-(d) The information set forth in the sections entitled "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Quorum; Outstanding Common Stock Entitled To Vote;" "PRICE RANGE OF COMMON STOCK AND DIVIDENDS;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(e)               Not Applicable

(f) The information set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated into this Transaction Statement by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b) The information set forth in the sections entitled "SUMMARY - The Parties;" "PARTIES TO THE MERGER" "INFORMATION RELATING TO SHAW INDUSTRIES, INC., SII ACQUISITION, INC., BERKSHIRE HATHAWAY, INC., ETC." of the Proxy Statement is incorporated into this Transaction Statement by reference.

(c) The information set forth in the sections entitled "SUMMARY--The Parties;" "PARTIES TO THE MERGER;" "INFORMATION RELATING TO SHAW INDUSTRIES, INC., SII ACQUISITION, INC., BERKSHIRE HATHAWAY, INC., ETC." of the Proxy Statement is incorporated into this Transaction Statement by reference. No filing party has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor been


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                  a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of state securities laws.

ITEM 4.           TERMS OF THE TRANSACTION

(a) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Purpose of the Merger; Certain Effects of the Merger;" "SPECIAL FACTORS--Interests in the Merger that Differ from your Interests;" "SPECIAL FACTORS--Certain Federal Income Tax Consequences; "SPECIAL FACTORS--Accounting Treatment;" "THE MERGER AGREEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(c)               The information set forth in the sections entitled "SUMMARY;"
                  "SPECIAL FACTORS--Interests in the Merger that Differ from Your Interests;" "THE CONTRIBUTION AND PARTICIPATION AGREEMENT;" "THE VOTING AGREEMENT AND THE INVESTOR VOTING AGREEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(d) The information set forth in the sections entitled "SUMMARY--The Merger;" "SPECIAL FACTORS--Dissenters' Rights of Shareholders;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(e)               None

(f)               Not Applicable


ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS


(a)-(c) The information set forth in the section entitled "SPECIAL FACTORS--Background of the Merger;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(e) The information set forth in the sections entitled "SUMMARY--The Merger;" "SPECIAL FACTORS--Interests in the Merger that Differ from Your Interests;" "THE CONTRIBUTION AND PARTICIPATION AGREEMENT;" "THE VOTING AGREEMENT AND THE INVESTOR VOTING AGREEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.


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ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) The information set forth in the section entitled "SPECIAL FACTORS--Purpose of the Merger; Certain Effects of the Merger;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(c)(1)-(8) The information set forth in the sections entitled "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Purpose of the Merger; Certain Effects of the Merger;" "SPECIAL FACTORS--Interests In the Merger that Differ from Your Interests;" "SPECIAL FACTORS-Plans For Shaw Following the Merger;" "THE CONTRIBUTION AND PARTICIPATION AGREEMENT;" "THE VOTING AGREEMENT AND THE INVESTOR VOTING AGREEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)-(c) The information set forth in the sections entitled "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Purpose of the Merger; Certain Effects of the Merger;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(d) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "SPECIAL FACTORS--Interests in the Merger that Differ from Your Interests;" "SPECIAL FACTORS--Plans for Shaw Following the Merger;" "SPECIAL FACTORS--Merger Financing; Source of Funds;" "SPECIAL FACTORS--Certain Federal Income Tax Consequences;" "SPECIAL FACTORS--Accounting Treatment;" "SPECIAL FACTORS--Dissenters' Rights of Shareholders;" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 8.           FAIRNESS OF THE TRANSACTION

(a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Purpose of the Merger; Certain Effects of the Merger;" "SPECIAL FACTORS--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "SPECIAL FACTORS--Fairness Opinion of Merrill Lynch;" "SPECIAL
                  FACTORS--Position of the Investor Group as to the Fairness of the Merger;" "SPECIAL FACTORS--Certain Projections


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                  Provided to Financial Advisors;" of the Proxy Statement is
                  incorporated into this Transaction Statement by reference.

(c) The transaction does not require the approval of at least a majority of unaffiliated security holders.

(d) The information set forth in the sections entitled LETTER TO SHAREHOLDERS; "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS-Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "SPECIAL FACTORS--Fairness Opinion of Merrill Lynch;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(e) The information set forth in the sections entitled LETTER TO SHAREHOLDERS; "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(f)               Not Applicable


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c) The information set forth in the sections entitled LETTER TO SHAREHOLDERS; "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "SPECIAL FACTORS--Background of the Merger;" "SPECIAL FACTORS--Fairness Opinion of Merrill Lynch;" "SPECIAL FACTORS-- Purpose of the Merger; Certain Effects of the Merger;" "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Reasons for the Merger;" of the Proxy Statement is incorporated into this Transaction Statement by reference. The opinion of Merrill Lynch is attached to the Proxy Statement as Appendix C and is available for inspection any copying at the principal executive offices of Shaw during regular business hours.


ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(c) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Merger Financing; Source of Funds," "SPECIAL FACTORS--Interests in the Merger that Differ from Your Interests;" "THE CONTRIBUTION AND PARTICIPATION AGREEMENT;" "THE VOTING AGREEMENT AND THE INVESTOR VOTING AGREEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.

(d)               None


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ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING--Voting Rights;" "SPECIAL FACTORS--Interests in the Merger that Differ from Your Interests;" "SPECIAL FACTORS--Merger Financing; Source of Funds;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 12.          THE SOLICITATION OR RECOMMENDATION

(d)-(e) The information set forth in the sections entitled "SUMMARY--The Special Meeting;" "INFORMATION CONCERNING THE SPECIAL MEETING--Voting Rights," "SUMMARY--The Merger;" "SPECIAL FACTORS--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "SPECIAL FACTORS--Position of the Investor Group as to the Fairness of the Merger;" "THE VOTING AGREEMENT AND INVESTOR VOTING AGREEMENT" of the Proxy Statement is incorporated into this Transaction "THE VOTING AGREEMENT AND INVESTOR VOTING AGREEMENT;" Statement by reference.


ITEM 13.          FINANCIAL STATEMENTS

(a) The information set forth in the sections entitled "SELECTED HISTORICAL FINANCIAL DATA OF SHAW;" "OTHER INFORMATION-- Incorporation by Reference," Shaw Industries' Annual Report on Form 10-K for the year ended January 1, 2000 and its Quarterly Reports on Form 10-Q for the quarters ended April 1, 2000, July 1, 2000 and September 30, 2000 are incorporated by reference into the Proxy Statement. Shaw Industries' audited financial statements for the periods covered by the Form 10-K and its unaudited financial statements for the periods covered by the Forms 10-Q are incorporated into this Transaction Statement by reference, pursuant to General Instruction [F] to
                  Schedule 13E-3.

(b)               Not Applicable


ITEM 14.          PERSONS AND ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)-(b) The information set forth in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING--Solicitation of Proxies;" "SPECIAL FACTORS -- Fairness Opinion of Merrill Lynch;" of the Proxy Statement is incorporated into this Transaction Statement by reference.


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ITEM 15.          ADDITIONAL INFORMATION

                  The Proxy Statement and the appendices to the Proxy Statement are incorporated into this Transaction Statement by reference.


ITEM 16.          EXHIBITS

(a)               Preliminary Proxy Statement of Shaw.

(b)               Not Applicable

(c)(1) Merrill Lynch Opinion dated October 19, 2000 (attached as Appendix E to the Proxy Statement).

(c)(2) Presentation of Merrill Lynch to the Special Committee of the Board of Directors of Shaw dated October 19, 2000.

(d)(1) Amended and Restated Voting Agreement dated as of October 30, 2000 (attached as Appendix C to the Proxy Statement).

(d)(2) Contribution Agreement dated October 19, 2000 (attached as Appendix B to the Proxy Statement).

(d)(3) Investor Voting Agreement dated October 19, 2000 (attached as Appendix D to the Proxy Statement).

(f) Dissenters' Rights Under Georgia Law (attached as Appendix F to the Proxy Statement).

(g)               Not Applicable


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Dated:  November 2, 2000

                                       SHAW INDUSTRIES, INC.

                                       By: /s/ ROBERT E. SHAW
                                          -------------------------------------
                                       Name:  Robert E. Shaw
                                       Title: Chairman and CEO


                                       SII ACQUISITION CORPORATION

                                       By: /s/ MARC D. HAMBURG
                                          -------------------------------------
                                       Name:  Marc D. Hamburg
                                       Title: Vice President


                                       BERKSHIRE HATHAWAY INC.


                                       By: /s/ MARC D. HAMBURG
                                          -------------------------------------
                                       Name:  Marc D. Hamburg
                                       Title: Vice President


                                       /s/ ROBERT E. SHAW
                                       ----------------------------------------
                                       Name: Robert E. Shaw


                                       /s/ JULIAN D. SAUL
                                       ----------------------------------------
                                       Julian D. Saul


                                       /s/ NORRIS LITTLE
                                       ----------------------------------------
                                       Norris Little


                                       /s/ WILLIAM C. LUSK
                                       ----------------------------------------
                                       William C. Lusk


                                       /s/ VANCE D. BELL
                                       ----------------------------------------
                                       Vance D. Bell


                                       /s/ GERALD EMBRY
                                       ----------------------------------------
                                       Gerald Embry


                                       /s/ KENNETH G. JACKSON
                                       ----------------------------------------
                                       Kenneth G. Jackson


                                       /s/ JULIUS C. SHAW, JR.
                                       ----------------------------------------
                                       Julius C. Shaw, Jr.



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